Filed by Quantum Corporation Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Advanced Digital Information Corporation

Commission File No.: 0-21103

5/2/2006

ADIC Acquisition Spokesperson Document

External Key Messages/Speaking Points & Q&A

Key Messages & Speaking Points

Overarching Message

•	We are bringing together the two leading, independent backup, recovery and archive providers to give customers the most comprehensive and integrated range of solutions for securely storing, managing, protecting and recovering their data in open systems IT environments.

Top-Level Messages

•	We are creating what will clearly be the largest independent provider of backup, recovery and archive solutions and a global leader in addressing customers’ evolving data protection challenges.

•	We will provide a single source of intelligent and innovative products and services that enable end users to reduce costs and more easily protect and manage their business-critical data.

•	With an unparalleled portfolio of systems, software, devices and media, we will be able to integrate these assets and incorporate value-add features to offer best-of-breed solutions for customers of all sizes.

•	The resulting scale of the combined company will enable us to deliver unsurpassed value to our branded channel partners, OEMs and end-users and will position us financially to invest in innovative new solutions for addressing customers’ emerging storage challenges.

•	We will have a significantly stronger go-to-market infrastructure, with larger and better leveraged sales and service capabilities through which we can deliver a wider range of solutions and enhanced support to our channel partners, OEMs and end-users.

•	Our broader base of R&D expertise will provide more awareness for collaboration and innovation, enhancing the development of new technologies to address emerging customer needs.

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Spokesperson Q&A

Rationale

1.	Why is Quantum acquiring ADIC?

The acquisition of ADIC represents a major milestone in Quantum’s strategy to solidify its position as one of the leading independent storage companies, to be a trusted partner for customers around the world and to deliver increased shareholder value:

Expanded Market Access – Quantum will have a much more significant presence in the branded channel and a broader base of OEMs. ADIC has been particularly strong in the enterprise space, complementing Quantum’s success in the volume end of the market, and the combined entity will have greater critical mass in serving midrange customers, where both companies have leadership positions. Quantum will nearly triple its sales force, resulting in increased global scale that will be especially evident outside of North America. Quantum will also be able to leverage ADIC’s success in important market segments, including the government sector and data management software.

Stronger Growth Platform – Both Quantum and ADIC have been at the forefront of developing innovative solutions in disk-based data protection, one of the most dynamic and fastest growing segments of storage. The combined company will be able to capitalize on the scale and synergies in this area, as well as build upon ADIC’s StorNext data management software. Because the combination will improve the company’s overall tape business, it will enable Quantum to increase its investment in high growth opportunities. In addition, the broader base of R&D expertise will provide more avenues for collaboration and innovation across engineering functions, enhancing the development of new technologies to address emerging customer needs.

Enhanced Financial Position – With more to offer customers and a larger market presence, Quantum will expand and diversify its revenue base. The combined company will also have an increased proportion of branded channel and service business, both of which carry higher relative margins. In addition, the greater scale and operational efficiencies resulting from the combination will enable the company to achieve significant synergies and generate more cash and profit.

2.	What are the terms of the agreement?

Quantum will acquire ADIC for approximately $770 million. ADIC shareholders will receive $12.25 per share in cash with the right to elect, in lieu of cash, 3.461 shares of Quantum stock for each ADIC share they own. The stock election is subject to pro-ration such that Quantum will issue no more than approximately 10% of the total merger consideration in Quantum stock.

This deal will be financed by a combination of cash on hand and a formal financing commitment from our financial institution, Keybanc Capital Markets.

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3.	What are the closing conditions? Does the transaction require shareholder approval?

The transaction is subject to customary closing conditions and regulatory approvals as well as approval by ADIC shareholders. The companies expect the transaction to close within 3-4 months.

4.	Why did you pay such a high premium?

We are committed to enhancing shareholder value and believe that the transaction will achieve that goal by creating what will clearly be the largest independent provider of backup, recovery and archive solutions and a global leader in addressing customers’ evolving data protection challenges.

We believe this is a fair price. We believe the benefits of this collaboration, including the expected cost synergies, will more than offset the additional financing costs involved with this combination. We expect this transaction to be accretive by up to 15 cents to cash earnings per share in the first year of combination. We also believe that the sales infrastructure, service and software businesses are very valuable and are additive to Quantum’s capabilities in these areas.

In addition, there are two other compelling reasons for this transaction. One is the greater revenue diversity opportunity and control arising from greater market access. Second, the combination provides a stronger platform for growth than either company on a stand-alone basis.

5.	How long do you anticipate the integration period will take?

We will focus on the acquisition close which we expect to take 3-4 months, pending regulatory and ADIC shareholder approval. We will begin integration planning during this time, but will not take any integration actions until after the acquisition close.

6.	What is the antitrust approval that’s needed?

For a deal this size, the U.S. government and possibly certain foreign governments must review the transaction and conclude that it is acceptable from an antitrust perspective. We expect the acquisition to close in 3-4 months.

7.	What is ADIC’s revenue run rate?

ADIC’s revenues for fiscal year 2005 were $455 million.

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8.	What is the expected revenue of the combined company?

Combined revenues have exceeded $1.2 billion over the last four quarters.

9.	Could you provide an estimate of revenue and cost synergies, timing of synergies and related phase-in and costs necessary to achieve them?

Annual cost savings of approximately $45 million in the first full year of combined operations are estimated. Cost synergies are expected to come primarily from:

•	Economies of scale

•	Manufacturing efficiencies in cost of goods sold

•	Elimination of duplicative operating expenses

•	Sharing of R&D and marketing costs

10.	Will any of ADIC’s senior management members join Quantum? If so, where, and will they be added or will they replace others?

After the acquisition closes in 3-4 months, during the integration process, we will begin making decisions regarding the leadership team of the new company.

11.	Are layoffs expected?

As part of the integration planning process, Quantum will look to optimize the combination of existing talents and skills. While we are not making any announcements at this time, we expect that this will result in some workforce reductions as we leverage the best strengths of each company.

Product Strategy

12.	Is there any overlap in the products that you currently offer versus what ADIC sells?

We believe the majority of our tape automation and disk-based backup systems are complementary and that there is also substantial room in terms of capacity, scalability and pricing within product families. This acquisition is an opportunity to create a stronger growth platform to capitalize on the scale and synergies created.

5/2/2006

13.	There seems to be overlap within the different automation portfolios. Will Quantum continue to sell all of these products?

In the low-end tape autoloader market, as evidenced by worldwide market share data, Quantum’s autoloader families enjoy a number one position. We see the addition of ADIC’s autoloader product family and partnerships as very positive for Quantum’s position within the SMB, workgroup and remote office backup, recovery and archive markets. While in the midrange automation segment, both Quantum and ADIC have recently introduced very compelling midrange tape library families which continue to ramp nicely. And in the enterprise automation segment, Quantum offers the PX720 while ADIC sells the SCALAR i2000 and SCALAR 10K libraries. These library families all enjoy solid traction for large, data intensive data center environments. Quantum will continue support all current product platforms and will address roadmaps as part of the integration process once the acquisition closes in 3-4 months.

14.	What are Quantum’s plans to integrate ADIC’s StorNext data management software?

Quantum sees this as an excellent addition to our product portfolio and is an integral part of our strategy that will enable us to provide a single source of intelligent and innovative products. We will continue support all current product platforms and will address roadmaps as part of the integration process once the acquisition closes in 3-4 months.

Both Quantum and ADIC have been at the forefront of developing innovative solutions and the combined company will be able to capitalize and build on this platform.

15.	Quantum and ADIC have very different disk-based backup product strategies, especially with regard to the management of data between disk and tape. How will Quantum address these differences?

Quantum will continue support all current product platforms and will address roadmaps as part of the integration process once the acquisition closes in 3-4 months. That being said, we do believe there is an excellent opportunity for the combined development team to share knowledge and innovate especially with emerging technologies such as from the acquisition of RockSoft.

16.	Will Quantum continue to support both the DX-Series VTL and Pathlight VX VTL families?

Quantum will continue support all current product platforms and will address roadmaps as part of the integration process once the acquisition closes in 3-4 months. Both Quantum and ADIC have been at the forefront of developing innovative solutions in disk-based data protection, one of the most dynamic and fastest growing segments of storage. The combined company will be able to capitalize on the scale and synergies in this area.

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17.	Will this news change the focus or strategy around ADIC’s recent acquisition of RockSoft?

No, in fact we are excited about the opportunity the RockSoft technology will bring to our combined disk-based development and innovation which we will view as part of the integration process once the acquisition closes in 3-4 months. Our broader base of R&D expertise will provide opportunities for greater innovation in key growth areas such as within the disk-based backup technology segment.

18.	Which of Quantum’s competitors will be most negatively affected by this deal?

We will not guess as to the response by our competitors or how this acquisition might affect them. We believe this acquisition will benefit customers.

19.	With Quantum DLT market share declining, is this acquisition just meant to push DLT technology to customers?

While Quantum is aware that DLT market share has been in recent decline, the acquisition of ADIC does not change our strategy around delivering the most complete portfolio of backup, recovery and archive solutions. We firmly believe and today deliver an unparalleled breadth of customer choices across our tape drives, media and automation systems. That being said, we do believe that the acquisition of ADIC gives us the opportunity to better compete in the market through economies of scale afforded to us by being the manufacturer of tape drives and media that can be integrated with automation systems.

20.	Will you be selling ADIC products under the Quantum brand?

Quantum will continue to support all current product platforms and will address roadmaps and brand questions as part of the integration process once the acquisition closes in 3-4 months.

21.	What is the product revenue breakdown?

Quantum does not provide unit or revenue guidance.

22.	Do you see any cannibalization risk between Quantum and ADIC?

One of the key drivers of this acquisition was that Quantum and ADIC each place different emphasis on various market segments and has built distinct go-to-market strategies to specifically target these segments. Quantum has built a highly efficient “volume” channel while ADIC has placed greater emphasis on building a significant field sales organization. We believe the collective go-to-market capabilities of both organizations are highly complementary and will allow the combined company to reach a significantly larger share of potential end user business, across all segments, than either company could reach alone. The breadth of the solutions offered by the new company will be one of the key value propositions enjoyed by channel partners and end users.

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23.	Do you anticipate changing any Quantum or ADIC product development processes?

We do not anticipate any changes to the product development process during the acquisition close over the next 3-4 months. We will look at development process as part of the larger integration activities to take place after the close.

Customers

24.	Have you spoken to any of your major customers? What is their reaction?

We will be discussing this with our customers concurrent with the external announcement. We anticipate favorable responses, as the transaction will allow each of them to gain additional efficiencies in their supply chain from the combined company.

25.	Does this combination create more or fewer choices for your customers? Will it confuse them?

The combined company will provide the most comprehensive and integrated range of solutions for storing, managing, protecting and recovering data. We will provide a single source of intelligent and innovative products and services that enable end users to reduce costs and more easily protect and manage their business-critical data.

26.	How do you plan to market the different products to your customers?

Quantum will continue support and market all current product platforms and will address roadmaps as part of the integration process once the acquisition closes in 3-4 months.

27.	What about finding ourselves competing with customers. Will this acquisition make this issue better or worse?

We have been working with OEM partners in a spirit of cooperation and competition for many years. We believe this acquisition will provide an opportunity for an even closer relationship with OEM partners. OEM and channel customers look for strong suppliers who can meet the needs of their business models. We believe this combination will expand our ability to deliver a wider range of offerings and, in turn, enhance our already strong relationships.

28.	Will there be any changes to manufacturing strategies/partners?

Currently, the existing manufacturing strategies and partners will remain the same through the acquisition close.

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29.	What are the near-term changes that will impact OEM customers within the first 30 days? 60 days? 120 days?

There will be no near-term changes which will impact OEM customers until the acquisition closes, which we expect to occur in the next 3-4 months. Until the closing we continue to operate as separate companies.

30.	Will the current sales infrastructure and sales support remain the same for OEM customers? Will OEM customers be called on by two separate sales teams?

Correct, there will be no near-term change to sales infrastructures or sales support until the acquisition closes in the next 3-4 months. Until the closing occurs, Quantum and ADIC will operate as separate companies including with regard to OEM relationships and sales teams.

31.	How will Quantum’s and ADIC’s service organizations operate? Where should customers go to resolve product/technical issues?

There is no near-term change to the companies’ service organization and infrastructures. Customers should continue to receive service and support just as they did prior to the announcement.

32.	What should customers do if they are in the middle of a procurement process and Quantum and ADIC are the two vendors under consideration?

Customers should continue making purchasing decisions based on the product that best meets their specific needs. Quantum will continue to support all current product platforms and will address roadmaps as part of the integration process once the acquisition closes.

33.	What are the near-term changes that will impact channel customers within the next 30 days? 60 days? 120 days?

There is no near-term change to the companies’ channel programs or partnerships.

34.	Which distributors will be authorized to sell which products?

For the foreseeable future, channel partners and distribution outlets will continue to provide the same offerings as there are no changes expected at this time. Both companies will continue to actively engage distribution partners to grow business opportunities. Until the closing occurs, we will continue to operate as separate companies.

5/2/2006

Additional Information and Where to Find It

Quantum plans to file with the SEC a Registration Statement on Form S 4 in connection with the transaction, and ADIC plans to file with the SEC and mail to its stockholders a Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Proxy Statement/Prospectus will contain important information about Quantum, ADIC, the transaction and related matters. Investors and stockholders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available. Investors and stockholders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC by Quantum and ADIC through the web site maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus from Quantum by contacting Investor Relations at (408) 944-4450 or IR@quantum.com, or from ADIC by contacting Stacie Timmermans at (425) 881-8004 or stacie.timmermans@adic.com.

Quantum and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of ADIC in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Proxy Statement/Prospectus described above.”